UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*
Vidable, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
926479 106
(CUSIP Number)
Lino Luciani 1802 N. Carson Street, Suite 108 Carson City, Nevada 89701 (775) 887-0670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926479 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lino Luciani
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	300,000,000
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	300,000,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	300,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	74.96
14.	Type of Reporting Person (See Instructions)	IN

Item 1.               Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.0001 per share, of Vidable, Inc., a Nevada corporation, or Vidable.  The principal executive offices of Vidable are currently located at 1802 N. Carson Street, Suite 108, Carson City, Nevada, 89701.

Item 2.               Identity and Background

(a)	Name:

Lino Luciani

(b)	Business address for each of the Reporting Persons:

1802 N. Carson Street, Suite 108, Carson City, Nevada, 89701

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person currently serves as President and Chairman of the Board of Directors of Vidable.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other  disposition of the case:

No.

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f)	Citizenship: Italy

Item 3.               Source and Amount of Funds or Other Consideration

On July 20, 2011, Vidable entered into an exchange agreement with the Reporting Person under which the Reporting Person exchanged 10,000,000 shares of Vidable Series C Preferred Stock for 300,000,000 shares of Vidable common stock.

On May 6, 2011, Vidable entered into a Stock Purchase Agreement with Lino Luciani and Terminus, Inc. pursuant to which Mr. Luciani purchased 10,000,000 shares of Vidable Inc.’s Series C Preferred Stock from Terminus for $300,000. Holders of the Series C Preferred Stock are entitled to the number of votes on such matters equal to the product of (a) the number of shares of the Series C Preferred Stock held by such holder, (b) the number of issued and outstanding shares of our  common stock, on a fully-diluted basis, as of the record date for the vote, or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited, and (c) 0.0000002.  The sale of the Series C Preferred Stock effectively transferred Terminus’ control of us to the Reporting Person, giving the Reporting Person in excess of 67% of all votes entitled to be cast in any matter requiring or permitting a vote of stockholders.

The Stock Purchase Agreement is incorporated by reference to Vidable’s Current Report on Form 8-K filed with the SEC on May 13, 2011.

Item 4.               Purpose of Transaction

The purpose of the May 6, 2011 stock purchase agreement was for the Reporting Person to obtain a controlling interest in the issuer.  The exchange of the preferred stock for common stock maintained the Reporting Peron’s controlling interest while enabling the company to simplify its corporate structure with the retirement of the preferred stock.

As a material term of the transaction, the Reporting Person  was appointed as Chief Executive Officer and Chairman of the Board of Directors of Vidable.

Other than as stated above, the Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.                      Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 300,000,000 shares of Vidable common stock of the Issuer, which equals approximately 74.96% of the outstanding shares of Vidable Common Stock as of August 30, 2011.  Percentage ownership is based upon an assumption that 400,201,154 shares of Common Stock are outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 22, 2011 to be the number of shares outstanding on August 15, 2011.

(b)  The Reporting Person has sole power to vote and sole power to dispose of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)  Except as discussed herein, the Reporting Person has not effected any transaction in Vidable common stock during the past 60 days.

(d)  No other person besides the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no other contracts, arrangements, understandings or relationships other than as expressly set forth herein.

Item 7.               Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.
Stock Purchase Agreement dated May 6, 2011 by and between Vidable, Terminus, Inc. and Lino Luciani.  This agreement is incorporated by reference to Vidable’s Current Report on Form 8-K filed with the SEC on May 13, 2011.

2.	Exchange Agreement dated July 20, 2011 by and between Vidable and Lino Luciani.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2011

	By:	/s/ Lino Luciani

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